Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Power Systems Announces Significant Advances in Fuel Cell Stack Technology

For Immediate Release – February 16, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today significant progress in three areas crucial to the commercialization of automotive fuel cell stack technology– freeze start capability, durability and cost reduction – without compromising performance. Ballard scientists and engineers have demonstrated a stack design that can start repeatedly from -20° C (-4ºF) and operate for more than 2,000 hours at a substantially reduced cost with no performance tradeoff.

“We achieved a technology hat trick by demonstrating three of the requirements most critical to advancing fuel cells along the path to commercialization. Ballard continues to make considerable progress toward meeting the goals set by the auto industry and the U.S. Department of Energy (DOE),” said Charles Stone, Ballard’s Vice President, Research and Development. “We believe we are the first fuel cell developer to successfully demonstrate these key technology milestones simultaneously in a single fuel cell stack design. This industry leading technical benchmark represents a significant stride towards the next generations of fuel cells.”

Real World Test Cycle

“Most demonstrations today involve testing one requirement at a time – freeze start, power density, cost reduction – which involves tradeoffs in other requirements,” Dr. Stone continued. “While important, these types of demonstrations do not give the industry a true picture of where a company stands on the path toward commercialization. This technology demonstration, coupled with more than 925,000 kilometers of on-road experience in 2004, shows we are well on our way to meeting our goals for a commercially viable fuel cell stack by 2010.”

Ballard demonstrated its achievements on a 10-cell demonstration fuel cell stack, reducing the amount of platinum by 30%, and subjecting the stack to start-ups from -20° C, all without compromising performance.  Ballard engineers employed a drive cycle testing protocol that simulated real world driving, similar to tests used by auto manufacturers today.  The protocol included starts, stops, rapid acceleration and deceleration, much harsher than steady state testing.

Freeze Start at -20° C

Freeze starts were demonstrated from -20° C.  The test lowered the fuel cell stack and its supporting systems to -20° C and then subjected the unit to a drive cycle test from start-up through power down. The unit was then allowed to cool to -20° C and the test was repeated. Fifty consecutive freeze start cycles were conducted with no degradation in performance or damage to the stack.  “While we have a future goal of operating at -30° C, a -20° C temperature is well within the operating requirements for most of North America and Europe,” said Dr. Stone. Water generation is a by-product of fuel cell operation.  As such, managing water within fuel cells presents a substantial challenge in freezing temperatures and has been a key hurdle in the commercialization of the technology.

Durability of 2,000+ Hours or the Equivalent of More than 100,000 Driving Kilometers

The 10-cell stack was continuously operated through numerous drive cycles from August through December 2004.  Actual testing results demonstrated durability to nearly 2200 hours before a 5% reduction in performance was observed.  At this point, the test was stopped with no indication of any membrane damage – a key failure mechanism in fuel cells. The U.S. DOE goal for durability is 5,000 hours.

Reduced Catalyst Loading Cuts Costs

The new stack design incorporated a 30% reduction in platinum catalyst loading with no reduction in performance.  Baseline catalyst loading was reduced from approximately 1 mg/cm2 to approximately 0.7 mg/cm2.  Meeting performance, durability and freeze-start requirements is more difficult with less platinum catalyst.  “This is a significant development that moves us well along the path towards meeting our reduced cost targets, since platinum is one of the most expensive components in a fuel cell stack” said Dr. Stone.

Freeze start capability, increased durability and cost reduction were identified as three of the crucial performance goals set in 2003 by the U.S. DOE when it launched a $350 million, five-year funding program targeted at making hydrogen-fueled vehicles a commercial reality by 2015.  More than half of the announced demonstration fuel cell vehicles to be funded by the U.S. DOE program will be powered by Ballard® fuel cells.  Ballard-powered fuel cell cars and buses accumulated more than 925,000 kilometers in 2004, more than any other fuel cell developer.

“This on-road experience is critical to improving our current technology and advancing the development of our next generation fuel cell stacks,” said Dr. Stone.  “In April, we plan to roll out our technology roadmap, which highlights key technology milestones we intend to meet on the path to developing commercially viable automotive fuel cell stack technology by 2010.”

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Note to editors: To arrange an interview with a Ballard spokesperson, please contact Rebecca Young at 604-453-3804.  Charles Stone will be available for comment from 12:30 PM (Pacific) on Thursday, February 17, 2005.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

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